UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42462

Mint Incorporation Limited

17/F, Wing Kwok Centre, No.182 Woosung Street

Jordan, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

On February 25, 2026, Mint Incorporation Limited issued a press release entitled “Mint Delivers First FLOKI Minibot M1 Prototype: Introducing a New AI-Powered Companion for the Asia Pacific Market and Marking the Group’s Strategic Entry into the Region’s Rapidly Expanding Consumer Robotics Sector”. A copy of the press release is furnished herewith as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
99.1	Press Release - Mint Delivers First FLOKI Minibot M1 Prototype: Introducing a New AI-Powered Companion for the Asia Pacific Market and Marking the Group’s Strategic Entry into the Region’s Rapidly Expanding Consumer Robotics Sector

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINT INCORPORATION LIMITED

Date: February 25, 2026	By:	/s/ Hoi Lung Chan
	Name:	Hoi Lung Chan
	Title:	Chief Executive Officer and Chairman of the Board

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